UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2021

Commission File Number: 333-256665

MOXIAN (BVI) INC

Unit 911, Tower 2, Silvercord, 30 Canton Road

Hong Kong SAR, China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

(a) Appointment of New Director

Effective November 22, 2021, Ms. Wang Panpan resigned as a member of the board of directors (the “Board”) of Moxian (BVI) Inc (the “Company”). Ms. Wang’s resignation was for personal reasons and was not the result of any disagreement with the Company, the Company’s management or the Board.

Effective November 30, 2021, the Board has appointed Mr. Zhan Chuan as a director of the Company. Mr. Zhan has confirmed that there are no relationships or related transactions between Mr. Zhan and Moxian BVI that would be required to be reported under Section 404(a) of Regulation S-K. Mr. Zhan serves as the chairperson of the Compensation Committee of the Board.

Mr. Zhan Chuan, age 52, graduated from Changchun Institute of Technology with a Bachelor’s degree in Water Supply and Drainage, followed by a Research Fellowship and a Master’s Degree in Economics from the Hohaii University in Nanjing, China in 1998.

Mr. Zhan is a well-known investor in China, having successfully invested in a number of start-ups and public companies in the sectors of new technologies and renewable energies. Since 2014, he has been the Investment Director at Shenzhen Guojin Investment Co. Ltd and the Founding Member of IFC Capital Limited, a private equity firm. He was also previously a Visiting Professor of Economics at Nanjing University in China.

(b) Amendment to the Memorandum and Articles of Association and Issuance of Preferred Shares

On October 25, 2021, the Board approved to re-designate 50,000,000 of its authorized but unissued ordinary shares of par value of $0.001 each (the “Ordinary Shares”) as 50,000,000 preferred shares of par value of $0.00101 each (the “Preferred Shares”) and amend its Memorandum and Articles of Association, among other things, to specify the rights attaching to the preferred shares. On October 28, 2021, the Company filed its Amended and Restated Memorandum and Articles of Association (the “Amended and Restated M&A”) with the British Virgin Islands Registrar of Corporate Affairs. The Company is authorized to issue 150,000,000 Ordinary Shares and 50,000,000 Preferred Shares pursuant to the Amended and Restated M&A. A copy of the Amended and Restated M&A is attached hereto as Exhibit 99.1 and incorporated herein by reference.

On November 11, 2021, the Board approved to issue 5,000,000 Preferred Shares to Bridgeforrest (BVI) Inc., a holding company owned by Conglin (Forrest) Deng , the Chief Executive Officer and an Executive Director of the Company, for gross proceeds of $5 million. The shares were issued on December 1, 2021. The proceeds are to be used as working capital of the Company.

The re-designation of the Company’s Ordinary Shares as Preferred Shares and issuance of the Preferred Shares are in compliance with, and are not prohibited by, British Virgin Islands law.

(c) Notice of Special Meeting of Shareholders

The Company intends to diversify its operations and increase its revenue base by entering into the bitcoin mining business. In furtherance of its business strategies, the Company and its wholly owned Hong Kong subsidiary have entered into the following two agreements:

(i) Share Purchase Agreement (the “Share Purchase Agreement”), dated December 6, 2021, by and among Moxian (BVI) Inc and certain non-U.S. accredited investors in connection with placement of 20,000,000 ordinary shares of the Company, at a price of $2.50 per share for aggregate gross proceeds of $50,000,000, and

(ii) Asset Purchase Agreement (the “Asset Purchase Agreement”), dated December 6, 2021, by and between Woodland Corporation Limited, a Hong Kong company and a wholly owned subsidiary of the Company, and Starta Technology Services Limited, a Hong Kong company, for the purpose of purchasing certain bitcoin mining assets for a total consideration of $29.8 million.

The Company intends to use the proceeds from the private placement of the Company’s shares to fund the bitcoin mining asset acquisition and to use the remaining proceeds for working capital purposes.

The closing of the Share Purchase Agreement and the Asset Purchase Agreement are conditional upon the approval of the shareholders of the Company and accordingly, the Company has announced that it will hold a special meeting of shareholders (the “Special Meeting”) on Tuesday, December 28, 2021 at 10:00 AM, China time. Shareholders as of the record date, close of business on December 9, 2021, will be entitled to vote at the Special Meeting.

The Company will file a proxy statement with the Securities and Exchange Commission regarding the matters to be voted on by the shareholders, including (i) approval of the entry into and performance under the Share Purchase Agreement, and (ii) approval of the entry into and performance under Asset Purchase Agreement. The time and location of the Special Meeting will be provided in the proxy statement.

Exhibit Index

Exhibit	Description

99.1	Amended and Restated Memorandum and Articles of Association of Moxian (BVI) Inc

99.2	Share Purchase Agreement dated December 6, 2021, by and among Moxian (BVI) Inc and certain non-U.S. accredited investors

99.3	Asset Purchase Agreement dated December 6, 2021 by and between Woodland Corporation Limited and Starta Technology Services Limited

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MOXIAN (BVI) INC

Date: December 6, 2021	By:	/s/ Deng Conglin
	Name:	Deng Conglin
	Title :	Chief Executive Officer